UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

 For Period Ended: September 30, 2021

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

 For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Faraday Future Intelligent Electric Inc.

Full Name of Registrant

N/A

Former Name if Applicable

18455 S. Figueroa Street

Address of Principal Executive Office (Street and Number)

Gardena, California 90248

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Faraday Future Intelligent Electric Inc. (the “Company”) is unable to file its Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Q3 Form 10-Q”) within the prescribed time period because it requires additional time to complete the investigation described below. For the same reason, the Company is unable to file its Form 8-K with the Company’s third quarter 2021 earnings press release (the “Q3 Earnings Release 8-K”) or its amended Registration Statement on Form S-1 (File No. 333-258993) (the “Form S-1/A”). The Company is currently unable to predict when it will be able to file the Q3 Form 10-Q, the Q3 Earnings Release 8-K or the Form S-1/A, and does not currently expect to file the Q3 Form 10-Q by the extended filing date pursuant to Rule 12b-25.

The Company’s Board of Directors formed a special committee of independent directors (the “Special Committee”) to investigate allegations of inaccurate disclosures, including claims contained in a short seller report issued on October 7, 2021. The Special Committee has engaged outside counsel to conduct an independent internal investigation to review such allegations. The investigation is ongoing, and the Special Committee continues to work diligently with outside counsel and advisors to complete the investigation as soon as possible. The Company cannot predict the duration of the investigation, eventual scope, its outcome, or its impact on the Company’s financial results. The Company is working diligently towards the goal of being in a position to file the Q3 Form 10-Q, the Q3 Earnings Release 8-K and the Form S-1/A with the Securities and Exchange Commission (the “SEC”) as soon as practicable after the conclusion of the investigation, but at this time cannot predict with certainty when the preparation and filing of those forms will be completed. The Company is committed to completing the Special Committee investigation, addressing any issues identified, and re-establishing timely financial reporting as soon as practicable.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Walter J. (“Chuck”) McBride	(424)	276-7616
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its operating loss to increase to approximately $143 million during the three months ended September 30, 2021, as compared to approximately $18 million operating loss for the three months ended September 30, 2020. The increase is primarily driven by increased costs to bring the Company’s Hanford, California manufacturing facility to full commercial production, including completion of production and manufacturing tooling, execution of its supply chain efforts and further enhancing its engineering, testing, certification and validation capabilities, as well as increased expenses for the development and production of future electric vehicle models, additional accruals for certain Company litigation and loss on disposal of property and equipment relating to the abandonment of certain FF 91 program assets. The Company expects its net loss to increase to approximately $280 million during the three months ended September 30, 2021, relative to an approximately $33 million net loss for the three months ended September 30, 2020. The increase in net loss is attributable to the significant increase in operating expenses, the loss relating to fair value measurement of related party notes payable, notes payable which the Company elected to account for using the fair value option, and warrant liabilities, as well as loss on extinguishment of related party notes payable, notes payable, and vendor payables in trust, net, which were converted to equity in connection with the closing of the Company’s previously announced business combination with Property Solutions Acquisition Corp. (“PSAC”) on July 21, 2021.

The Company expects its total assets to be approximately $1.1 billion, which includes approximately $667 million of cash and cash equivalents at September 30, 2021, as compared to approximately $316 million of total assets at December 31, 2020. The increase in total assets is attributable to the proceeds from the closing of the business combination with PSAC as well as the related PIPE financing that closed concurrently with such business combination. The Company expects its total liabilities to be approximately $354 million at September 30, 2021, as compared to approximately $896 million of total liabilities at December 31, 2020. The decrease in total liabilities is attributable to the settlement of the vendor trust and certain notes payable and related party notes payable through the issuance of stock and paying cash.

Since inception, the Company has incurred cumulative losses from operations and negative cash flows from operating activities, and the Company expects to report an accumulated deficit of approximately $2.8 billion as of September 30, 2021. The Company expects to continue to generate significant operating losses for the foreseeable future. Based on the Company’s recurring losses from operations since inception, expectation of continued operating losses for the foreseeable future, and the need to raise additional capital to fund its future operations, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the expected issuance date of the Company’s financial statements for the three and nine months ended September 30, 2021 in the Q3 Form 10-Q.

Management expects that net cash on  hand is sufficient to complete the final stages of the development and production of the FF 91 electric vehicle. Ongoing operations of the Company beyond the launch of the FF 91 in July 2022 will require the Company to raise additional funding. The Company is exploring various alternatives to raise additional funding and finance its ongoing operations, including potential equipment leasing, construction financing (including, without limitation, a sale-leaseback) of the Company’s Hanford, California production facility, secured syndicated debt financing, convertible notes, working capital loans, and equity offerings, among other options. The particular type, terms, timing, and amounts of funding or financing are dependent on the Company’s assessment of opportunities available in the marketplace and the circumstances of the business at the relevant time.

The timely achievement of the Company’s operating plan as well as its ability to maintain an adequate level of liquidity are subject to various risks associated with the Company’s ability to continue to successfully obtain additional sources of funding and control and effectively manage its costs, as well as factors outside of the Company’s control, including those related to global supply chain disruptions and the rising prices of materials. The Company’s forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties.

There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce discretionary spending, alter or scale back vehicle development programs, be unable to develop new or enhanced production methods, or be unable to fund capital expenditures. Any such events would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The financial information set forth herein consists of preliminary unaudited results, which will not be final until the Company files its financial statements for the three and nine months ended September 30, 2021 in its Q3 Form 10-Q. This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Form 12b-25 that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this Form 12b-25 specifically include the anticipated launch of the FF 91 electric vehicle, the Company’s estimated operating loss and net loss for the three and nine months ended September 30, 2021, the Company’s estimated accumulated deficit, total assets, cash and cash equivalents, and total liabilities as of September 30, 2021, the factors that raise substantial doubt about the Company’s ability to continue as a going concern, the Company’s plans to alleviate the substantial doubt about its ability to continue as a going concern, including potential future financing alternatives, and the anticipated filing of the Company’s Q3 Form 10-Q, Q3 Earnings Release 8-K and Form S-1/A. While these forward-looking statements are based upon information presently available to the Company and assumptions and analyses that the Company believes to be reasonable under the circumstances, investors are cautioned that actual results may differ materially from these preliminary unaudited results and forward-looking statements included herein for a variety of reasons, including the occurrence of the risk factors listed in the Company’s filings with the SEC.

Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Faraday Future Intelligent Electric Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2021	By	/s/ Walter J. McBride
			Name:	Walter J. McBride
			Title:	Chief Financial Officer

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